FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 12, 2008
Commission File Number:  333 - 154952
SEANERGY MARITIME HOLDINGS CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EXHIBIT INDEX
EX-99.1: LETTER TO THE SECURITIES AND EXCHANGE COMMISSION

Other Events
     Attached hereto as Exhibit 99.1 is a copy of a letter from Seanergy Maritime Holdings Corp. to the Securities and Exchange Commission (“Commission”) which was filed on November 12, 2008. The purpose of the letter was to request that certain corrections be made with respect to the Company’s Registration Statement on Form F-1 filed with the Commission on November 3, 2008.
Financial Statements and Exhibits
     Exhibits:

Exhibit No.	Description

99.1	Letter to the Securities and Exchange Commission dated November 10, 2008
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
Dated: November 12, 2008	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Letter to the Securities and Exchange Commission dated November 10, 2008

3